

May 29, 2015

<u>Via E-mail</u>
Mr. Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

Re: **iKang Healthcare Group, Inc.**
        Form 20-F for the Fiscal Year Ended March 31, 2014
        Filed July 25, 2014 and Amended July 31, 2014
        File No. 1-36403

Dear Mr. Chen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief